UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ___________________________________________________________
FORM 6-K
  ___________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2021
Commission file number 1-33867
  ___________________________________________________________
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
  ___________________________________________________________
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM08, Bermuda
(Address of principal executive office)
  ___________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes  ☐            No   ☒

TEEKAY TANKERS LTD.
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2021

PART I – FINANCIAL INFORMATION
ITEM 1 – FINANCIAL STATEMENTS
TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF (LOSS) INCOME (note 1)
(in thousands of U.S. Dollars, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	$	$	$	$

Voyage charter revenues (note 3)	107,079	125,819	333,278	651,223
Time-charter revenues (note 3)	6,097	42,180	41,447	92,733
Other revenues (notes 3 and 4)	2,714	2,241	7,334	14,676
Total revenues	115,890	170,240	382,059	758,632

Voyage expenses	(78,335)	(57,777)	(219,153)	(238,576)
Vessel operating expenses (notes 13b and 13c)	(39,103)	(46,336)	(125,280)	(143,203)
Time-charter hire expenses	(2,870)	(9,070)	(8,638)	(28,245)
Depreciation and amortization	(25,837)	(29,992)	(79,416)	(89,170)
General and administrative expenses (note 13b)	(10,542)	(9,887)	(34,245)	(28,957)
Write-down and loss on sale of assets (note 15)	(697)	(44,973)	(88,098)	(45,164)
Restructuring charges (note 17)	—	(1,398)	—	(1,398)
(Loss) income from operations	(41,494)	(29,193)	(172,771)	183,919

Interest expense	(8,583)	(12,553)	(27,950)	(41,180)
Interest income	29	337	88	1,160
Realized and unrealized loss on derivative instruments (note 8)	(227)	(414)	(36)	(1,830)
Equity (loss) income	(873)	46	(2,061)	5,174
Other (expense) income (note 9)	(1,581)	(470)	(2,056)	1,613
Net (loss) income before income tax	(52,729)	(42,247)	(204,786)	148,856
Income tax recovery (expense) (note 10)	674	(2,187)	2,222	11,747
Net (loss) income	(52,055)	(44,434)	(202,564)	160,603

Per common share amounts (note 14)
- Basic (loss) earnings per share	$(1.54)	$(1.32)	$(5.98)	$4.76
- Diluted (loss) earnings per share	$(1.54)	$(1.32)	$(5.98)	$4.73

Weighted-average number of Class A and Class B common stock outstanding (note 14)
- Basic	33,898,299	33,738,143	33,846,115	33,712,124
- Diluted	33,898,299	33,738,143	33,846,115	33,942,191

Related party transactions (note 13)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS (notes 1 and 2)
(in thousands of U.S. Dollars)

	As at	As at
	September 30, 2021	December 31, 2020
	$	$
ASSETS
Current
Cash and cash equivalents	60,723	97,232
Restricted cash – current (note 16)	2,476	2,779
Accounts receivable	28,308	36,202
Assets held for sale (note 15)	13,756	32,974
Due from affiliates (note 13c)	2,619	5,236
Bunker and lube oil inventory	49,817	34,606
Prepaid expenses	11,069	9,739
Accrued revenue	33,271	26,640
Total current assets	202,039	245,408
Restricted cash – long-term (note 16)	3,135	3,135
Vessels and equipment
At cost, less accumulated depreciation of $292.7 million (2020 - $417.4 million) (note 15)	1,073,465	1,104,742
Vessels related to finance leases, at cost, less accumulated depreciation of $89.4 million (2020 - $124.4 million) (notes 7 and 15)	329,846	450,558
Operating lease right-of-use assets (notes 7, 15 and 16)	10,334	2,529
Total vessels and equipment	1,413,645	1,557,829
Investment in and advances to equity-accounted joint venture	25,000	28,561
Derivative assets (note 8)	181	—
Other non-current assets	1,654	897
Intangible assets at cost, less accumulated amortization of $4.1 million (2020 - $3.7 million)	1,612	1,989
Goodwill	2,426	2,426
Total assets	1,649,692	1,840,245
LIABILITIES AND EQUITY
Current
Accounts payable	33,734	31,059
Accrued liabilities (notes 13c and 17)	37,135	55,055
Short-term debt (note 5)	20,000	10,000
Due to affiliates (note 13c)	9,831	3,123
Current portion of long-term debt (note 6)	34,399	10,858
Current portion of derivative liabilities (note 8)	571	289
Current obligations related to finance leases (note 7)	20,005	78,476
Current portion of operating lease liabilities (note 7)	6,398	3,685
Other current liabilities (note 3)	2,411	4,574
Total current liabilities	164,484	197,119
Long-term debt (note 6)	343,130	232,103
Long-term obligations related to finance leases (note 7)	213,811	281,567
Long-term operating lease liabilities (note 7)	3,937	315
Derivative liabilities (note 8)	—	597
Other long-term liabilities (note 10)	46,559	49,642
Total liabilities	771,921	761,343
Commitments and contingencies (notes 5, 6, 7, and 8)
Equity
Common stock and additional paid-in capital (585.0 million shares authorized, 29.2 million Class A and 4.6 million Class B shares issued and outstanding as of September 30, 2021, and 585.0 million shares authorized, 29.1 million Class A and 4.6 million Class B shares issued and outstanding as at December 31, 2020) (note 12)	1,300,653	1,299,220
Accumulated deficit	(422,882)	(220,318)
Total equity	877,771	1,078,902
Total liabilities and equity	1,649,692	1,840,245
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (note 1)
(in thousands of U.S. Dollars)

	Nine Months Ended September 30,
	2021	2020
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net (loss) income	(202,564)	160,603
Non-cash items:
Depreciation and amortization	79,416	89,170
Write-down and loss on sale of assets (note 15)	88,098	45,164
Unrealized (gain) loss on derivative instruments (note 8)	(599)	1,948
Equity loss (income)	2,061	(5,174)
Income tax recovery (note 10)	(3,163)	(10,951)
Other	1,075	3,827
Change in operating assets and liabilities	(25,118)	72,629
Expenditures for dry docking	(23,313)	(9,405)
Net operating cash flow	(84,107)	347,811

FINANCING ACTIVITIES
Proceeds from short-term debt (note 5)	35,000	235,000
Prepayments of short-term debt (note 5)	(25,000)	(265,000)
Proceeds from long-term debt, net of issuance costs (note 6)	221,167	544,872
Scheduled repayments of long-term debt (note 6)	(8,422)	(10,366)
Prepayments of long-term debt (note 6)	(80,000)	(882,495)
Proceeds from financing related to sales and leaseback of vessels (note 7)	72,065	—
Scheduled repayments of obligations related to finance leases (note 7)	(12,783)	(18,716)
Prepayment of obligations related to finance leases (note 7)	(185,514)	—
Other	(225)	(562)
Net financing cash flow	16,288	(397,267)

INVESTING ACTIVITIES
Proceeds from sale of assets (2020 - net of cash sold of $2.1 million) (note 15)	44,675	85,892
Expenditures for vessels and equipment	(15,168)	(8,881)
Loan repayments from equity-accounted joint venture	1,500	4,650
Net investing cash flow	31,007	81,661

(Decrease) increase in cash, cash equivalents and restricted cash	(36,812)	32,205
Cash, cash equivalents and restricted cash, beginning of the period	103,146	96,790
Cash, cash equivalents and restricted cash, end of the period	66,334	128,995
Supplemental cash flow information (note 16)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (note 1)
(in thousands of U.S. Dollars, except share amounts)

	Common Stock and Additional Paid-in Capital
	Thousands of Common Shares #	Class A Common Shares $	Class B Common Shares $	Accumulated Deficit $	Total $
Balance as at December 31, 2020	33,738	1,210,688	88,532	(220,318)	1,078,902
Net loss	—	—	—	(21,365)	(21,365)
Equity-based compensation (note 12)	17	341	—	—	341
Balance as at March 31, 2021	33,755	1,211,029	88,532	(241,683)	1,057,878
Net loss	—	—	—	(129,144)	(129,144)
Equity-based compensation (note 12)	24	699	—	—	699
Balance as at June 30, 2021	33,779	1,211,728	88,532	(370,827)	929,433
Net loss	—	—	—	(52,055)	(52,055)
Equity-based compensation (note 12)	10	393	—	—	393
Balance as at September 30, 2021	33,789	1,212,121	88,532	(422,882)	877,771

	Common Stock and Additional Paid-in Capital
	Thousands of Common Shares #	Class A Common Shares $	Class B Common Shares $	Accumulated Deficit $	Total $
Balance as at December 31, 2019	33,655	1,209,023	88,532	(307,635)	989,920
Net income	—	—	—	106,839	106,839
Equity-based compensation (note 12)	57	468	—	—	468
Balance as at March 31, 2020	33,712	1,209,491	88,532	(200,796)	1,097,227
Net income	—	—	—	98,198	98,198
Equity-based compensation (note 12)	26	374	—	—	374
Balance as at June 30, 2020	33,738	1,209,865	88,532	(102,598)	1,195,799
Net loss	—	—	—	(44,434)	(44,434)
Equity-based compensation (note 12)	—	424	—	—	424
Balance as at September 30, 2020	33,738	1,210,289	88,532	(147,032)	1,151,789
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

1.Basis of Presentation
The unaudited interim consolidated financial statements (or unaudited consolidated financial statements) have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These unaudited consolidated financial statements include the accounts of Teekay Tankers Ltd., its wholly-owned subsidiaries, equity-accounted joint venture and any variable interest entities (or VIEs) of which it is the primary beneficiary (collectively, the Company). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2020, filed on Form 20-F with the U.S. Securities and Exchange Commission (or the SEC) on April 1, 2021. In the opinion of management, these unaudited consolidated financial statements reflect all adjustments, consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s unaudited consolidated financial position, results of operations, cash flows and changes in total equity for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Intercompany balances and transactions have been eliminated upon consolidation.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (or COVID-19) as a pandemic. Given the dynamic nature of these circumstances, the full extent to which the COVID-19 global pandemic may have direct or indirect impacts on the Company's business and the related financial reporting implications cannot be reasonably estimated at this time, although the pandemic could materially affect the Company's business, results of operations and financial condition in the future. COVID-19 resulted in a significant decline in global demand for oil during 2020; although oil demand has partially recovered in 2021, new outbreaks may continue to have a negative impact on oil demand in the future. As the Company's business is primarily the transportation of crude oil and refined petroleum products on behalf of customers, any significant decrease in demand for the cargo the Company transports could adversely affect demand for the Company's vessels and services. Spot tanker rates have come under pressure since mid-May 2020 as a result of significantly reduced oil demand due to COVID-19 and the subsequent decision by the OPEC+ group of oil producers to implement record oil supply cuts. Reduced oil production from other oil producing nations due to the impact of COVID-19, as well as the unwinding of floating storage and the delivery of newbuilding vessels to the world tanker fleet, has also contributed to the weakness in tanker rates. COVID-19 was also a contributing factor to the write-down of certain tankers during the nine months ended September 30, 2021 and the three and nine months ended September 30, 2020, as described in Note 15 - Write-down and Loss on Sale of Assets, and the reduction in certain tax accruals during the three and nine months ended September 30, 2020 as described in Note 10 - Income Tax Recovery (Expense).
2.    Recent Accounting Pronouncements
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes (or ASU 2019-12), as part of its initiative to reduce complexity in the accounting standards. The amendments in ASU 2019-12 eliminate certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences, among other changes. The Company adopted this update on January 1, 2021. The adoption did not have an impact on the Company's unaudited consolidated financial statements and related disclosures.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting (or ASU 2020-04). ASU 2020-04 provides optional guidance for a limited period of time to ease potential accounting impacts associated with transitioning away from reference rates that are expected to be discontinued, such as the London Interbank Offered Rate (or LIBOR). The amendments in ASU 2020-04 apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued. The amendments in this ASU are effective through December 31, 2022. The Company is currently evaluating the effect of adopting this new guidance.
3.    Revenue
The Company’s primary source of revenue is from chartering its vessels (Aframax tankers, Suezmax tankers and Long Range 2 (or LR2) tankers) to its customers. The Company utilizes two primary forms of contracts, consisting of voyage charters and time-charters.

The extent to which the Company employs its vessels on voyage charters versus time charters is dependent upon the Company’s chartering strategy and the availability of time charters. Spot market rates for voyage charters are volatile from period to period, whereas time charters provide a stable source of monthly revenue. The Company also provides ship-to-ship (or STS) support services, which include managing the process of transferring cargo between seagoing ships positioned alongside each other, either stationary or underway, as well as management services to third-party owners of vessels. Prior to April 30, 2020, the Company managed liquefied natural gas (or LNG) terminals and procured LNG-related goods for terminal owners and other customers. For descriptions of these types of contracts, see Item 18 - Financial Statements: Note 3 in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2020. On April 30, 2020, the Company completed the sale of the non-US

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
portion of its STS support services business, as well as its LNG terminal management business (see note 15).

The following table contains a breakdown of the Company's revenue by contract type for the three and nine months ended September 30, 2021 and September 30, 2020. All revenue is part of the Company's tanker segment, except for revenue for the non-US portion of the STS support services and LNG terminal management, consultancy, procurement, and other related services, which are part of the Company's previously existing STS transfer segment (see note 4). The Company’s lease income consists of the revenue from its voyage charters and time-charters.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Voyage charter revenues
Suezmax	59,651	51,134	177,388	302,839
Aframax	22,767	38,847	73,380	170,680
LR2	17,342	17,007	51,009	93,666
Full service lightering	7,319	18,831	31,501	84,038
Total	107,079	125,819	333,278	651,223

Time-charter revenues
Suezmax	—	35,133	20,390	81,700
Aframax	6,097	4,725	17,629	6,883
LR2	—	2,322	3,428	4,150
Total	6,097	42,180	41,447	92,733

Other revenues
Ship-to-ship support services	1,676	777	3,777	8,619
Vessel management	1,038	1,464	3,557	5,665
LNG terminal management, consultancy, procurement and other	—	—	—	392
Total	2,714	2,241	7,334	14,676

Total revenues	115,890	170,240	382,059	758,632
Charters-out
As at September 30, 2021, two (December 31, 2020 - nine) of the Company’s vessels operated under fixed-rate time charter contracts, both of which are scheduled to expire in 2022. As at September 30, 2021, the minimum scheduled future revenues to be received by the Company under these time charters were approximately $4.7 million (remainder of 2021) and $5.2 million (2022) (December 31, 2020 - $45.3 million (2021) and $5.2 million (2022)). The hire payments should not be construed to reflect a forecast of total charter hire revenue for any of the periods. Future hire payments do not include hire payments generated from new contracts entered into after September 30, 2021, from unexercised option periods of contracts that existed on September 30, 2021 or from variable consideration, if any, under contracts. In addition, future hire payments presented above have been reduced by estimated off-hire time for required periodic maintenance and do not reflect the impact of revenue sharing arrangements whereby time-charter revenues are shared with other revenue sharing arrangement participants. Actual amounts may vary given future events such as unplanned vessel maintenance.

Contract Liabilities
As at September 30, 2021, the Company had $1.6 million (December 31, 2020 - $4.2 million) of advanced payments recognized as contract liabilities that are expected to be recognized as time-charter revenues in subsequent periods and which are included in other current liabilities on the Company's unaudited consolidated balance sheets.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
4.    Segment Reporting
On April 30, 2020, the Company completed the sale of the non-US portion of its STS support services business, as well as its LNG terminal management business. Following the sale, the Company's remaining STS support operations were integrated into the Company's tanker business. As a result, effective April 30, 2020, the Company has one reportable segment. The Company’s segment information for all periods prior to the sale and reorganization has been retroactively adjusted whereby the remaining STS support operations have been reallocated from the STS transfer segment to the tanker segment. Consequently, the Company’s tanker segment now consists of the operation of all of its tankers, including the operations from those tankers employed on full service lightering contracts, and the US based STS support service operations that the Company retained, including its lightering support services provided as part of full service lightering operations. The Company’s STS transfer segment consisted of the Company’s non-US lightering support services, LNG terminal management, consultancy, procurement, and other related services which were sold as of April 30, 2020. Segment results are evaluated based on income from operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s unaudited consolidated financial statements.

The following table includes results for the Company’s revenues and income from operations by segment for the nine months ended September 30, 2020. No results are included for the three months ended September 30, 2020 and the three and nine months ended September 30, 2021 as the Company only had one reportable segment during these periods.

Nine Months Ended September 30, 2020
	Tanker Segment	STS Transfer Segment	Total
	$	$	$
Revenues (1)	751,640	6,992	758,632
Voyage expenses	(238,576)	—	(238,576)
Vessel operating expenses	(137,263)	(5,940)	(143,203)
Time-charter hire expenses	(28,245)	—	(28,245)
Depreciation and amortization	(88,677)	(493)	(89,170)
General and administrative expenses (2)	(28,330)	(627)	(28,957)
(Loss) gain on sale of assets and (write-down) of assets	(48,245)	3,081	(45,164)
Restructuring charge	(1,398)	—	(1,398)
Income from operations	180,906	3,013	183,919

Equity income	5,174	—	5,174
(1)Revenues earned from the STS transfer segment are reflected in Other Revenues in the Company's unaudited consolidated statements of (loss) income.
(2)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
5.    Short-Term Debt
In November 2018, Teekay Tankers Chartering Pte. Ltd. (or TTCL), a wholly-owned subsidiary of the Company, entered into a working capital revolving loan facility (or the Working Capital Loan), which initially provided available aggregate borrowings of up to $40.0 million for TTCL, and had an initial maturity date in May 2019, subject to extension as described below. The maximum available aggregate borrowings were subsequently increased to $80.0 million, effective December 2019. The amount available for drawdown is limited to a percentage of certain receivables and accrued revenue, which is assessed weekly. As at September 30, 2021, the next maturity date of the Working Capital Loan was in November 2021, and subsequently has been extended to May 2022. The Working Capital Loan maturity date is continually extended for further periods of six months thereafter unless and until the lender gives notice in writing that no further extensions shall occur. Proceeds of the Working Capital Loan are used to provide working capital in relation to certain vessels subject to the revenue sharing agreements (or RSAs). Interest payments are based on LIBOR plus a margin of 3.5%. The Working Capital Loan is collateralized by the assets of TTCL. The Working Capital Loan requires the Company to maintain its paid-in capital contribution under the RSAs and the retained distributions of the RSA counterparties in an amount equal to the greater of (a) an amount equal to the minimum average capital contributed by the RSA counterparties per vessel in respect of the RSA (including cash, bunkers or other working capital contributions and amounts accrued to the RSA counterparties but unpaid) and (b) a minimum capital contribution ranging from $20.0 million to $30.0 million based on the amount borrowed. As at September 30, 2021, $20.0 million (December 31, 2020 - $10.0 million) was owing under this facility, the aggregate available borrowings were $34.3 million (December 31, 2020 - $32.0 million) and the interest rate on the facility was 3.6% (December 31, 2020 - 3.6%). As at September 30, 2021, the Company was in compliance with all covenants in respect of this facility.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
6.    Long-Term Debt

	As at	As at
	September 30, 2021	December 31, 2020
	$	$
Revolving credit facility due through 2024	326,167	185,000
Term loan due in 2023	56,146	64,568
Total principal	382,313	249,568
Less: unamortized discount and debt issuance costs	(4,784)	(6,607)
Total debt	377,529	242,961
Less: current portion	(34,399)	(10,858)
Long-term portion	343,130	232,103

As at September 30, 2021, the Company had one revolving credit facility (or the 2020 Revolver), which, as at such date, provided for aggregate borrowings of up to $391.2 million (December 31, 2020 - $438.4 million), of which $65.0 million (December 31, 2020 - $253.4 million) was undrawn. Interest payments are based on LIBOR plus a margin, which was 2.40% as at September 30, 2021 (December 31, 2020 - 2.40%). The total amount available under the 2020 Revolver decreases by $44.2 million (remainder of 2021), $80.4 million (2022), $65.3 million (2023) and $201.3 million (2024). The 2020 Revolver is collateralized by 30 of the Company's vessels, together with other related security.

As at September 30, 2021, the Company also had one term loan (or the 2020 Term Loan) outstanding, which totaled $56.1 million (December 31, 2020 - $64.6 million). Interest payments are based on LIBOR plus a margin, which was 2.25% as at September 30, 2021 (December 31, 2020 - 2.25%). The term loan reduces in quarterly payments and has a balloon repayment due at maturity in 2023. The 2020 Term Loan is collateralized by four of the Company's vessels, together with other related security.

The 2020 Revolver and the 2020 Term Loan require the Company to maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance and 125% of the total outstanding principal balance, respectively, for the facility periods. Such requirements are assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should the ratios drop below the required amounts, the lender may request that the Company either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company's option. As at September 30, 2021, the hull coverage ratios were 212% and 177% for the 2020 Revolver and 2020 Term Loan, respectively. A decline in the tanker market could negatively affect these ratios. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5% of the Company's total consolidated debt and obligations related to finance leases. As at September 30, 2021, the Company was in compliance with all covenants in respect of the 2020 Revolver and the 2020 Term Loan.

The weighted-average interest rate on the Company’s long-term debt as at September 30, 2021 was 2.5% (December 31, 2020 - 2.6%). This rate does not reflect the effect of the Company’s interest rate swap agreement (see note 8).

The aggregate annual long-term debt principal repayments required to be made by the Company under the 2020 Revolver and the 2020 Term Loan subsequent to September 30, 2021 are $2.8 million (remainder of 2021), $70.8 million (2022), $107.4 million (2023) and $201.3 million (2024).
7.    Operating Leases and Obligations Related to Finance Leases
Operating Leases
The Company charters-in vessels from other vessel owners on time-charter contracts, whereby the vessel owner provides use and technical operation of the vessel for the Company. A time charter-in contract is typically for a fixed period of time, although in certain cases the Company may have the option to extend the charter. The Company typically pays the owner a daily hire rate that is fixed over the duration of the charter. The Company is generally not required to pay the daily hire rate during periods the vessel is not able to operate.
As at September 30, 2021, minimum commitments to be incurred by the Company under time charter-in contracts were approximately $5.2 million (remainder of 2021), $24.8 million (2022), $18.2 million (2023), $6.8 million (2024), $6.8 million (2025) and $24.5 million (thereafter), including one Aframax tanker expected to be delivered to the Company in the fourth quarter of 2021 to commence a two-year time charter-in contract and one Aframax tanker newbuilding expected to be delivered to the Company in the fourth quarter of 2022 to commence a seven-year time charter-in contract.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
Obligations Related to Finance Leases

	As at	As at
	September 30, 2021	December 31, 2020
	$	$
Total obligations related to finance leases	233,816	360,043
Less: current portion	(20,005)	(78,476)
Long-term obligations related to finance leases	213,811	281,567

As at September 30, 2021, the Company had sale-leaseback financing transactions with financial institutions relating to 10 of the Company's vessels, including four vessels, which sale-leaseback financing transactions were completed in September 2021. In November 2021, the Company completed sale-leaseback financing transactions with a financial institution relating to four additional vessels (see note 19).

Under the sale-leaseback arrangements completed as of September 30, 2021, the Company transferred the vessels to subsidiaries of the financial institutions (collectively, the Lessors) and leased the vessels back from the Lessors on bareboat charters ranging from eight to 12-year terms ending between 2028 and 2030. The Company has the option to purchase each of the 10 vessels, four of which can be purchased between now and the end of their respective lease terms, two of which can be purchased starting in November 2021 until the end of their respective lease terms, and the remaining four of which can be purchased starting in September 2023 until the end of their respective lease terms.
The bareboat charters related to all 10 of these vessels require that the Company maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5.0% of the Company's consolidated debt and obligations related to finance leases.
Each of the bareboat charters requires the Company to maintain, for each vessel, a minimum hull coverage ratio of 100% of the total outstanding principal balance. As at September 30, 2021, these ratios ranged from 104% to 130% (December 31, 2020 - ranged from 121% to 156%). For six of the bareboat charters, should any of these ratios drop below the required amount, the lessor may request that the Company prepay additional charter hire. For the remaining four bareboat charters, should any of these ratios drop below the required amount, the lessor may request that the Company either prepay additional charter hire in the amount of the shortfall or, in certain circumstances, make a payment to reduce the outstanding principal balance or provide additional collateral satisfactory to the relevant lessor in the amount of the shortfall, in each case to restore compliance with the relevant ratio.
The requirements of the bareboat charters are assessed annually with reference to vessel valuations compiled by one or more agreed upon third parties. As at September 30, 2021, the Company was in compliance with all covenants in respect of its obligations related to finance leases.
During 2021, the Company completed the repurchase of eight vessels from one lessor. In April 2021, the Company was served with a claim from the counterparty of the bareboat charters relating to these vessels, for reimbursement of breakage costs in respect of interest rate swaps that were entered into by the counterparty at the time of the original transaction in connection with the counterparty's then-underlying financing. The Company filed a defense to this claim in June 2021, rejecting the claim that the Company is responsible for paying these breakage cost reimbursements under the terms of the bareboat charters. As of September 30, 2021, the amount of breakage costs being claimed was $7.3 million. No loss provision in respect of this claim has been made by the Company based on its assessment of the merits of the claim.
The weighted-average interest rate on the Company’s obligations related to finance leases as at September 30, 2021 was 5.3% (December 31, 2020 - 7.8%).
As at September 30, 2021, the Company's total remaining commitments related to the financial liabilities of these vessels were approximately $297.4 million (December 31, 2020 - $480.9 million), including imputed interest of $62.8 million (December 31, 2020 - $120.9 million), repayable from 2021 through 2030, as indicated below:

Commitments
September 30, 2021
Year	$
Remainder of 2021	8,172
2022	31,937
2023	31,695
2024	31,517
2025	31,209
Thereafter	162,852

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
8.    Derivative Instruments
Interest rate swap agreement
The Company uses derivative instruments in accordance with its overall risk management policies. The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated, for accounting purposes, its interest rate swap as a cash flow hedge of its U.S. Dollar LIBOR-denominated borrowings.

In March 2020, the Company entered into an interest rate swap agreement which is scheduled to mature in December 2024. The following summarizes the Company's interest rate swap agreement as at September 30, 2021:

	Interest Rate	Notional Amount	Fair Value /Carrying Amount of Liability	Remaining Term	Fixed Swap Rate
	Index	$	$	(years)	(%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap agreement	LIBOR	50,000	(120)	3.3	0.76

(1)Excludes the margin the Company pays on its variable-rate long-term debt, which, as of September 30, 2021, ranged from 2.25% to 2.40%.
The Company is potentially exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreements in the event that the fair value results in an asset being recorded. In order to minimize counterparty risk, the Company only enters into interest rate swap agreements with counterparties that are rated A– or better by Standard & Poor’s or A3 or better by Moody’s at the time transactions are entered into.
Forward freight agreements
The Company uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to spot market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized loss on derivative instruments in the Company's unaudited consolidated statements of (loss) income.
Tabular Disclosure
The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s unaudited consolidated balance sheets.

	Derivative Assets	Current Portion of Derivative Liabilities	Derivative Liabilities
	$	$	$
As at September 30, 2021
Interest rate swap agreement	181	(301)	—
Forward freight agreements	—	(270)	—
	181	(571)	—

As at December 31, 2020
Interest rate swap agreement	—	(289)	(597)
	—	(289)	(597)

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
Realized and unrealized (losses) gains relating to the interest rate swaps and FFAs are recognized in earnings and reported in realized and unrealized loss on derivative instruments in the Company’s unaudited consolidated statements of (loss) income as follows:

	Three Months Ended			Three Months Ended
	September 30, 2021			September 30, 2020
	Realized Losses	Unrealized Gains	Total	Realized Losses	Unrealized Gains (Losses)	Total
	$	$	$	$	$	$
Interest rate swap agreement	(79)	75	(4)	(58)	49	(9)
Forward freight agreements	(359)	136	(223)	(184)	(221)	(405)
	(438)	211	(227)	(242)	(172)	(414)

	Nine Months Ended			Nine Months Ended
	September 30, 2021			September 30, 2020
	Realized Losses	Unrealized Gains (Losses)	Total	Realized Gains (Losses)	Unrealized Losses	Total
	$	$	$	$	$	$
Interest rate swap agreement	(216)	766	550	551	(1,648)	(1,097)
Forward freight agreements	(419)	(167)	(586)	(433)	(300)	(733)
	(635)	599	(36)	118	(1,948)	(1,830)

9.    Other (Expense) Income
The components of other (expense) income are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Foreign exchange gain (loss)	143	(514)	130	534
Other (expense) income	(1,724)	44	(2,186)	1,079
Total	(1,581)	(470)	(2,056)	1,613

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
10.    Income Tax Recovery (Expense)
The following table reflects changes in uncertain tax positions relating to freight tax liabilities, which are recorded in other long-term liabilities on the Company's unaudited consolidated balance sheets:

	Nine Months Ended September 30,
	2021 $	2020 $
Balance of unrecognized tax benefits as at January 1	49,124	49,579
Increases for positions related to the current year	2,890	2,290
Increases for positions related to prior years	3,955	2,906
Decreases for positions taken in prior years	—	(15,164)
Settlements with tax authority	—	(8,556)
Decreases related to statute of limitations	(9,988)	(961)
Foreign exchange gain	(184)	(710)
Balance of unrecognized tax benefits as at September 30	45,797	29,384
Included in the Company's current income tax recovery (expense) are provisions for uncertain tax positions relating to freight taxes. Positions relating to freight taxes can vary each year depending on the trading patterns of the Company's vessels.
During the nine months ended September 30, 2020, the Company secured an agreement with a tax authority, which was based in part on an initiative of the tax authority in response to the COVID-19 global pandemic and included the waiver of interest and penalties on unpaid taxes. As a result, the Company reduced its freight tax liabilities for this jurisdiction by $15.2 million to $8.6 million, of which $7.7 million was paid in August 2020 and $0.9 million was paid in June 2021, with respect to open tax years up to and including 2020.
The Company does not presently anticipate that its provisions for these uncertain tax positions will significantly increase in the next 12 months; however, this is dependent on the jurisdictions in which vessel trading activity occurs. The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at that time. Such information may include legal advice as to applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly.
11.    Financial Instruments
Fair Value Measurements
For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see Item 18 - Financial Statements: Note 12 to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2020.
The following table includes the estimated fair value, carrying value and categorization using the fair value hierarchy of those assets and liabilities that are measured at their estimated fair value on a recurring and non-recurring basis, as well as certain financial instruments that are not measured at fair value on a recurring basis.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

		September 30, 2021		December 31, 2020
	Fair Value Hierarchy Level	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $
Recurring:
Cash, cash equivalents and restricted cash (note 16)	Level 1	66,334	66,334	103,146	103,146
Derivative instruments (note 8)
Interest rate swap agreement	Level 2	(120)	(120)	(886)	(886)
Freight forward agreements	Level 2	(270)	(270)	—	—

Non-recurring:
Operating lease right-of-use assets	Level 2	—	—	1,799	1,799
Vessels and equipment (note 15)	Level 2	—	—	59,250	59,250
Assets held for sale (note 15)	Level 2	12,740	12,740	31,680	31,680

Other:
Short-term debt (note 5)	Level 2	(20,000)	(20,000)	(10,000)	(10,000)
Advances to equity-accounted joint venture	Note (1)	3,780	Note (1)	5,280	Note (1)
Long-term debt, including current portion (note 6)	Level 2	(377,529)	(382,152)	(242,961)	(248,738)
Obligations related to finance leases, including current portion (note 7)	Level 2	(233,816)	(247,130)	(360,043)	(411,740)

(1)The advances to its equity-accounted joint venture, together with the Company’s investment in the equity-accounted joint venture, form the net aggregate carrying value of the Company’s interests in the equity-accounted joint venture in these unaudited consolidated financial statements. The fair values of the individual components of such aggregate interests as at September 30, 2021 and December 31, 2020 were not determinable.
12.    Capital Stock and Equity-Based Compensation
The authorized capital stock of the Company at September 30, 2021 was 100.0 million shares of Preferred Stock (December 31, 2020 - 100.0 million shares), with a par value of $0.01 per share (December 31, 2020 - $0.01 per share), 485.0 million shares of Class A common stock (December 31, 2020 - 485.0 million shares), with a par value of $0.01 per share (December 31, 2020 - $0.01 per share), and 100.0 million shares of Class B common stock (December 31, 2020 - 100.0 million shares), with a par value of $0.01 per share (December 31, 2020 - $0.01 per share). A share of Class A common stock entitles the holder to one vote per share while a share of Class B common stock entitles the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As of September 30, 2021, the Company had 29.2 million shares of Class A common stock (December 31, 2020 – 29.1 million), 4.6 million shares of Class B common stock (December 31, 2020 – 4.6 million) and no shares of preferred stock (December 31, 2020 – nil) issued and outstanding.
During the three and nine months ended September 30, 2021 and 2020, the Company recognized $0.5 million and $1.4 million (2020 - $0.4 million and $1.3 million), respectively, of expenses related to restricted stock units and stock options in general and administrative expenses. During the nine months ended September 30, 2021, a total of 56.0 thousand restricted stock units (2020 - 78.3 thousand) with a market value of $0.8 million (2020 - $1.3 million) vested and 35.7 thousand shares (2020 - 44.8 thousand shares) of Class A common stock, net of withholding taxes, were concurrently issued to the grantees.
13.    Related Party Transactions
Management Fee - Related and Other

a.The Company's operations are conducted in part by its subsidiaries, which receive services from Teekay Corporation's (or Teekay's) wholly-owned subsidiary, Teekay Shipping Ltd. (or the Manager) and its affiliates. The Manager provides various services under a long-term management agreement (the Management Agreement), as disclosed below.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
b.Amounts received (paid) by the Company for related party transactions for the periods indicated were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Vessel operating expenses - technical management fee (i)	(252)	(248)	(756)	(744)
Strategic and administrative service fees (ii)	(8,231)	(7,453)	(26,471)	(22,568)
Secondment fees (iii)	(66)	(95)	(221)	(337)
Technical management fee and service revenues (iv)(v)	175	172	519	519
(i)The cost of ship management services provided by a third party has been presented as vessel operating expenses on the Company's unaudited consolidated statements of (loss) income. The Company paid such third party technical management fees to the Manager in relation to certain former Tanker Investments Ltd. vessels.
(ii)The Manager’s strategic and administrative service fees have been presented in general and administrative expenses, except for fees related to technical management services, which have been presented in vessel operating expenses on the Company’s unaudited consolidated statements of (loss) income. The Company’s executive officers are employees of Teekay or subsidiaries thereof, and their compensation (other than any awards under the Company’s long-term incentive plan) is set and paid by Teekay or such other subsidiaries. The Company compensates Teekay for time spent by its executive officers on the Company’s management matters through the strategic portion of the management fee.
(iii)The Company pays secondment fees for services provided by some employees of Teekay. Secondment fees have been presented in general and administrative expenses, except for fees related to technical management services, which have been presented in vessel operating expenses on the Company's unaudited consolidated statements of (loss) income.
(iv)The Company receives reimbursements from Teekay for the provision of technical management services. These reimbursements have been presented in general and administrative expenses on the Company's unaudited consolidated statements of (loss) income.
(v)The Company recorded service revenues relating to Teekay Tanker Operations Limited's (or TTOL's) provision of certain commercial services to the counterparties in the agreements.
c.The Manager and other subsidiaries of Teekay collect revenues and remit payments for expenses incurred by the Company’s vessels. Such amounts, which are presented on the Company’s unaudited consolidated balance sheets in "due from affiliates" or "due to affiliates," as applicable, are without interest or stated terms of repayment. In addition, $2.2 million and $9.0 million were payable as crewing and manning costs as at September 30, 2021 and December 31, 2020, respectively, and such amounts are included in accrued liabilities on the Company's unaudited consolidated balance sheets. These crewing and manning costs will be payable as reimbursement to the Manager once they are paid by the Manager to the vessels' crew.
14.    (Loss) Earnings Per Share
The net (loss) earnings available for common shareholders and (loss) earnings per common share are presented in the table below:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Net (loss) income	(52,055)	(44,434)	(202,564)	160,603

Weighted average number of common shares - basic (1)	33,898,299	33,738,143	33,846,115	33,712,124
Dilutive effect of stock-based awards	—	—	—	230,067
Weighted average number of common shares - diluted	33,898,299	33,738,143	33,846,115	33,942,191

(Loss) earnings per common share:
– Basic	(1.54)	(1.32)	(5.98)	4.76
– Diluted	(1.54)	(1.32)	(5.98)	4.73

(1)     Includes unissued common shares related to non-forfeitable stock-based compensation.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
Stock-based awards that have an anti-dilutive effect on the calculation of diluted earnings per common share are excluded from this calculation. In the periods where a loss attributable to shareholders has been incurred, all stock-based awards are anti-dilutive. For the three and nine months ended September 30, 2021, 0.3 million and 0.3 million (September 30, 2020 - 0.2 million and 0.1 million) restricted stock units, respectively, had anti-dilutive effects on the calculation of diluted earnings per common share. For the three and nine months ended September 30, 2021, options to acquire 0.6 million and 0.6 million (September 30, 2020 - 0.2 million and 0.2 million) shares, respectively, of the Company’s Class A common stock had anti-dilutive effects on the calculation of diluted earnings per common share.
15.    Write-down and Loss on Sale of Assets
During the three and nine months ended September 30, 2021, the Company completed the sale of one Aframax tanker for $11.7 million, with a gain on sale of $0.2 million. The Company's unaudited consolidated statement of (loss) income for the nine months ended September 30, 2021 includes a write-down of $1.7 million related to this vessel, which was written down to its estimated sales price, less estimated selling costs. During the nine months ended September 30, 2021, the Company completed the sale of an additional two Aframax tankers for a total price of $32.0 million. Both of these vessels were written-down to their agreed sales price less selling costs and classified as held for sale on the Company's consolidated balance sheet as at December 31, 2020.
During the nine months ended September 30, 2021, the carrying values of three Suezmax tankers, three LR2 tankers and one Aframax tanker were written down, and during the three and nine months ended September 30, 2020, the carrying values of five Aframax tankers were written down. The vessels were written down to their estimated fair values, using appraised values provided by third parties. The write-downs were primarily due to a weaker near-term tanker market outlook and a reduction in charter rates as a result of the current economic environment, which has been impacted by the COVID-19 global pandemic. The Company's consolidated unaudited statements of (loss) income for the nine months ended September 30, 2021, and for the three and nine months ended September 30, 2020, include write-downs totaling $85.0 million and $43.5 million, respectively, related to these vessels.
As at September 30, 2021, the Company classified one Aframax tanker, including its bunker and lube oil inventory, as held for sale on the Company's unaudited consolidated balance sheet. The vessel was written down to its estimated sales price, less estimated selling costs. The Company's unaudited consolidated statement of (loss) income for the three and nine months ended September 30, 2021 includes a write-down of $0.9 million related to this vessel.
During the nine months ended September 30, 2021, and three and nine months ended September 30, 2020, the Company recorded write-downs of $0.7 million, $1.4 million and $2.1 million, respectively, on its operating lease right-of-use assets, which were written-down to their estimated fair values, based on prevailing charter rates for comparable periods, due to a reduction in these charter rates.
The Company's unaudited consolidated statement of (loss) income for the nine months ended September 30, 2020 includes a gain of $3.1 million relating to the completion of the sale of the non-US portion of its STS support services business, as well as its LNG terminal management business for proceeds of $27.1 million, including an adjustment of $1.1 million for the final amounts of cash and other working capital present on the closing date.
During the nine months ended September 30, 2020, the Company completed the sale of three Suezmax tankers, with an aggregate net loss on sales of $2.6 million.
16.    Supplemental Cash Flow Information
Total cash, cash equivalents and restricted cash, including cash, cash equivalents and restricted cash held for sale are as follows:

	As at	As at	As at	As at
	September 30, 2021	December 31, 2020	September 30, 2020	December 31, 2019
	$	$	$	$
Cash and cash equivalents	60,723	97,232	120,872	88,824
Restricted cash – current	2,476	2,779	4,686	3,071
Restricted cash – long-term	3,135	3,135	3,437	3,437
Cash and cash equivalents held for sale	—	—	—	1,121
Restricted cash held for sale - current	—	—	—	337
	66,334	103,146	128,995	96,790

The Company maintains restricted cash deposits relating to certain FFAs (see note 8), for certain contracts related to the STS transfer business and for the LNG terminal management business, prior to its sale in April 2020 (see note 15). Attached to the LNG terminal management contracts were certain performance guarantees which were required to be issued by the Company and have now been terminated. The Company also maintains restricted cash deposits as required by the Company's obligations related to certain finance leases (see note 7).

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
Non-cash items related to operating lease right-of-use assets and operating lease liabilities are as follows:

	For the nine months ended
	September 30, 2021	September 30, 2020
	$	$
Leased assets obtained in exchange for new operating lease liabilities	10,509	835
17.     Restructuring Charge
During the three and nine months ended September 2020, the Company recognized restructuring charges of $1.4 million. The restructuring charges related to estimated severance costs resulting from organizational changes partially related to the sale of the non-US portion of the Company's STS support services business in April 2020 (see note 15).
As at September 30, 2021 and December 31, 2020, restructuring liabilities of $nil and $1.0 million, respectively, were recognized in accrued liabilities on the Company's unaudited consolidated balance sheets.
18.     Liquidity
Management is required to assess if the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of these unaudited consolidated financial statements. Based on the Company's liquidity as at the date these unaudited consolidated financial statements were issued, including the liquidity generated from the completion of the sale-leaseback of four vessels in November 2021 (see note 19), the Company's working capital loan that is expected to be renewed in May 2022 and from the expected cash flows from Company's operations over the following year, the Company estimates that it will have sufficient liquidity to meet its minimum liquidity requirements under its financial covenants and to continue as a going concern for at least a one-year period following the issuance of these unaudited consolidated financial statements.
19.     Subsequent Events
On November 3, 2021, the Company completed a $68.9 million sale-leaseback financing transaction related to four Aframax vessels. Pursuant to this arrangement, the Company transferred the vessels to subsidiaries of a financial institution and leased the vessels back on seven-year bareboat charters. The Company is required to repurchase the vessels upon maturity of the bareboat charters and has the option to repurchase any of the vessels at any earlier date. These bareboat charters require that the Company maintain a minimum liquidity consistent with the Company’s other vessels financed on similar arrangements (see note 7) and, for each vessel, a minimum hull coverage ratio of 105% of the total outstanding principal balance.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
September 30, 2021
PART I - FINANCIAL INFORMATION
ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited consolidated financial statements and accompanying notes contained in "Item 1 – Financial Statements" of this Report on Form 6-K and with our audited consolidated financial statements contained in "Item 18 – Financial Statements" and "Management’s Discussion and Analysis of Financial Condition and Results of Operations" in "Item 5 – Operating and Financial Review and Prospects" of our Annual Report on Form 20-F for the year ended December 31, 2020.

OVERVIEW
Our business is to own and operate crude oil and product tankers, and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters and full service lightering (or FSL) contracts to reduce potential downside risks. Our mix of vessels trading in the spot market or subject to fixed-term time charters will change from time to time. In addition to our core business, we also provide ship-to-ship (or STS) support services, along with our tanker commercial management and technical management operations. As at September 30, 2021, our fleet consisted of 55 vessels, including five in-chartered vessels, and one 50%-owned Very Large Crude Carrier (or VLCC). The following table summarizes our fleet as at September 30, 2021:

	Owned or Leased Vessels	Chartered-in Vessels	Total
Fixed-rate:
Aframax Tankers	2	—	2
Total Fixed-Rate Fleet (1)	2	—	2

Spot-rate:
Suezmax Tankers	26	—	26
Aframax Tankers (2)(3)(4)	12	1	13
LR2 Product Tankers (2)(5)	9	1	10
VLCC Tanker (6)	1	—	1
Total Spot Fleet (7)	48	2	50
STS Support Vessels	—	3	3
Total Teekay Tankers Fleet	50	5	55

(1)Both charter-out contracts are scheduled to expire in 2022.
(2)One Aframax tanker is currently time-chartered in for a period of 24 months expiring in 2023 with an option to extend for one year. One LR2 product tanker is currently time-chartered in for a period of 18 to 24 months expiring in 2023 with an option to extend for one year.
(3)Excludes one Aframax tanker, which is expected to be delivered to us in mid-November 2021, under a 24-month time charter-in contract with an option to extend for one year.
(4)Excludes one newbuilding Aframax tanker, which is expected to be delivered to us in late-2022 under a seven-year time charter-in contract with options to extend for up to three years.
(5)Long Range 2 (or LR2) product tankers.
(6)VLCC owned through a 50/50 joint venture. As at September 30, 2021, the VLCC was trading on spot voyage charters in a pooling arrangement managed by a third party.
(7)As at September 30, 2021, a total of 42 of our owned, leased and chartered-in vessels, as well as 14 vessels not in our fleet and owned by third parties, were subject to revenue sharing agreements (or RSAs).
ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS
There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects, and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These items can be found in "Item 5 – Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2020.

SIGNIFICANT DEVELOPMENTS IN 2021
Novel Coronavirus (COVID-19) Pandemic

The COVID-19 global pandemic resulted in a significant decline in global demand for oil during 2020; although oil demand has partially recovered in 2021, new outbreaks may continue to have a negative impact on oil demand in the future. As our business is primarily the transportation of crude oil and refined petroleum products on behalf of our customers, any significant decrease in demand for the cargo we transport could adversely affect demand for our vessels and services.

For the nine months ended September 30, 2021, we did not experience any material business interruptions as a result of the COVID-19 global pandemic. Spot tanker rates have come under pressure since mid-May 2020 as a result of significantly reduced oil demand due to COVID-19 and the subsequent decision by the OPEC+ group of oil producers to implement record oil supply cuts. Reduced oil production from other oil producing nations due to the impact of COVID-19, as well as the unwinding of floating storage and the delivery of newbuilding vessels to the world tanker fleet, has also contributed to the weakness in tanker rates. COVID-19 was also a contributing factor to the write-down of certain tankers as described in "Item 1 - Financial Statements: Note 15 - Write-down and Loss on Sale of Assets", and the reduction in certain tax accruals as described in "Item 1 - Financial Statements: Note 10 - Income Tax Recovery (Expense)" of this report. We continue to monitor the potential impact of the COVID-19 global pandemic on us and our industry, including counterparty risk associated with our vessels under contract and the impact on potential vessel impairments. We have also introduced a number of measures to protect the health and safety of the crews on our vessels and our onshore staff.

Effects of the COVID-19 global pandemic may include, among others: deterioration of worldwide, regional or national economic conditions and activity and of demand for oil, including due to a potential slowdown in oil demand due to a resurgence of COVID-19 cases and variants in many regions and the potential for continued or renewed restrictions and lockdowns; operational disruptions to us or our customers due to worker health risks and the effects of regulations, directives or practices implemented in response to the pandemic (such as travel restrictions for individuals and vessels and quarantining and physical distancing); potential delays in (a) the loading and discharging of cargo on or from our vessels, (b) vessel inspections and related certifications by class societies, customers or government agencies, (c) maintenance, modifications or repairs to, or dry docking of, our existing vessels due to worker health or other business disruptions, and (d) the timing of crew changes; reduced cash flow and financial condition, including potential liquidity constraints; potential reduced access to capital as a result of any credit tightening generally or due to declines in global financial markets; potential reduced ability to opportunistically sell any of our vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels; potential decreases in the market values of our vessels and any related impairment charges or breaches relating to vessel-to-loan financial covenants; and potential deterioration in the financial condition and prospects of our customers or business partners.

Given the dynamic nature of the pandemic, including the development of variants of the virus that cause COVID-19 and the levels of effectiveness and delivery of vaccines and other actions to contain or treat the virus, the duration of any potential business disruption and the related financial impact and effects on us and our suppliers, customers and industry, cannot be reasonably estimated at this time and could materially affect our business, results of operations and financial condition. Please read "Item 3 - Key Information - Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2020 for additional information about the potential risks of COVID-19 on our business.

Vessel Sales

In February 2021, we agreed to sell two Aframax tankers for a total price of $32.0 million. Both tankers were delivered to their new owners in March 2021.

In August 2021, we agreed to sell one Aframax tanker for $11.7 million. The tanker was delivered to its new owner in September 2021.

Vessel Purchases

In May 2021, we completed the purchases of two Suezmax tankers previously under the sale-leaseback arrangements described in "Item 1 - Financial Statements: Note 7 - Operating Leases and Obligations Related to Finance Leases" of this report, for a total cost of $56.7 million, using available cash and an undrawn credit facility.

In September 2021, we completed the purchases of six Aframax tankers previously under the sale-leaseback arrangements described in "Item 1 - Financial Statements: Note 7 - Operating Leases and Obligations Related to Finance Leases" of this report, for a total cost of $128.8 million, using available cash and an undrawn credit facility.

Time Chartered-in Vessels

In June 2021 and July 2021, we entered into time charter-in contracts for a LR2 product tanker and an Aframax tanker, and entered into a new time charter-in contract for an existing time chartered-in Aframax tanker, for terms of 18 to 24 months at an average rate of $17,800 per day. Each of the charters provides us with the option to extend for an additional 12 months at an average rate of $19,800 per day. The new time charter-in contract for the existing time chartered-in Aframax tanker commenced in August 2021, and the LR2 product tanker was delivered to us in September 2021. The remaining Aframax tanker is expected to be delivered to us in mid-November 2021.

Sale-leaseback Financing Transactions

In September 2021, we completed a $72.8 million sale-leaseback financing transaction relating to two Suezmax tankers and two Aframax tankers. Each vessel is leased on a bareboat charter for eight years, with purchase options available commencing at the end of the second year.

In November 2021, we completed a $68.9 million sale-leaseback financing transaction relating to four Aframax tankers. Each vessel is leased on a bareboat charter for seven years, with purchase options available throughout the lease terms and a purchase obligation at the end of the leases.
RESULTS OF OPERATIONS
There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects, and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in "Item 5 – Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2020.

In accordance with GAAP, we report gross revenues in our unaudited consolidated statements of (loss) income and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated "time-charter equivalent" (or TCE) rates, which represent net revenues (or (loss) income from operations before restructuring charges, write-down and loss on sale of assets, general and administrative expenses, depreciation and amortization, time-charter hire expenses and vessel operating expenses), which includes voyage expenses, divided by revenue days; in addition, industry analysts typically measure bulk shipping freight and hire rates in terms of TCE rates. This is because under time charter-out contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates (both of which are non-GAAP financial measures) where applicable.

Summary

Our consolidated loss from operations was $172.8 million for the nine months ended September 30, 2021, compared to an income from operations of $183.9 million for the same period last year. The primary reasons for this decrease are as follows:
•a decrease of $227.1 million as a result of lower overall average realized spot TCE rates earned by our Suezmax tankers, Aframax tankers and LR2 product tankers, as well as lower earnings from our FSL dedicated vessels;

•a net decrease of $71.8 million due to various vessels on time-charter out contracts earning lower fixed rates compared to the spot rates realized during the first half of 2020 and various vessels returning from time-charter out contracts earning lower spot rates during the first three quarters of 2021 compared to previous fixed rates;

•a net decrease of $35.1 million due to write-downs related to two tankers that were held for sale and the impairment of seven tankers and one right-of-use asset in the first three quarters of 2021 due to a weaker near-term tanker market outlook and a reduction in certain charter rates as a result of the current economic environment, compared to the impairment of five tankers and four right-of-use assets during the same period in the prior year;

•a decrease of $11.5 million due to more off-hire days and off-hire bunker expenses during the first three quarters of 2021 primarily related to increased scheduled dry dockings compared to the same period in the prior year;

•a decrease of $6.3 million due to the sale of three Suezmax tankers in the first quarter of 2020 and three Aframax tankers in total in the first and third quarters of 2021; and

•a decrease of $4.2 million due to the redeliveries of three Aframax in-chartered tankers and two LR2 product tankers to their owners at various times during 2020 and the first quarter of 2021.

On April 30, 2020, we completed the sale of the non-US portion of our STS support services business, as well as our LNG terminal management business. Following this sale, we have only one reportable segment. For periods prior to the sale, we managed our business and analyzed and reported our results of operations on the basis of two reportable segments: the tanker segment and the STS transfer segment. The segment information for all periods has been adjusted to be consistent with the segment presentation after the sale. Please read "Item 1 - Financial Statements: Note 4 - Segment Reporting" of this report.

Details of the changes to our results of operations for each of our segments for the three and nine months ended September 30, 2021, compared to the three and nine months ended September 30, 2020 are provided below.

Three and Nine Months Ended September 30, 2021 versus Three and Nine Months Ended September 30, 2020

Tanker Segment
Our tanker segment consists of crude oil and product tankers that (i) are subject to long-term, fixed-rate time-charter contracts (which have an original term of one year or more), (ii) operate in the spot tanker market, or (iii) are subject to time-charters that are priced on a spot market basis or are short-term, fixed-rate contracts (which have original terms of less than one year), including those employed on FSL contracts. In addition, our tanker segment also includes our US based STS support services.

The following table presents the operating results of our tanker segment for the three and nine months ended September 30, 2021 and 2020, and compares net revenues, a non-GAAP financial measure, for those periods to (loss) income from operations, the most directly comparable GAAP financial measure:

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands of U.S. Dollars, except percentage changes)	2021	2020	% Change	2021	2020	% Change
Revenues	115,890	170,240	(31.9)%	382,059	751,640	(49.2)%
Less: Voyage expenses	(78,335)	(57,777)	35.6%	(219,153)	(238,576)	(8.1)%
Net revenues	37,555	112,463	(66.6)%	162,906	513,064	(68.2)%

Vessel operating expenses	(39,103)	(46,336)	(15.6)%	(125,280)	(137,263)	(8.7)%
Time-charter hire expenses	(2,870)	(9,070)	(68.4)%	(8,638)	(28,245)	(69.4)%
Depreciation and amortization	(25,837)	(29,992)	(13.9)%	(79,416)	(88,677)	(10.4)%
General and administrative expenses (1)	(10,542)	(9,887)	6.6%	(34,245)	(28,330)	20.9%
Write-down and loss on sale of assets	(697)	(44,973)	(98.5)%	(88,098)	(48,245)	82.6%
Restructuring charge	—	(1,398)	(100.0)%	—	(1,398)	(100.0)%
(Loss) income from operations	(41,494)	(29,193)	42.1%	(172,771)	180,906	(195.5)%

Equity (loss) income	(873)	46	(1,997.8)%	(2,061)	5,174	(139.8)%

(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

Tanker Market
Crude tanker spot rates fell to multi-decade lows in the third quarter of 2021. The primary reason was a continued lack of crude oil trade volumes as ongoing OPEC+ production cuts and various non-OPEC+ supply outages, coupled with a continued drawdown of oil inventories due to a backwardated oil price structure, weighed on crude tanker demand. Crude tanker spot rates were also impacted by the Delta COVID-19 variant during the third quarter of 2021, which led to reduced mobility and lower oil demand in several regions, most notably in Asia. Asian crude oil imports were further impacted by weaker oil demand in China, as the country cut import quotas for independent refiners. Lastly, higher bunker fuel prices, which rose in tandem with crude oil prices, also weighed on crude tanker spot rates during the third quarter.

Crude tanker spot rates have shown modest improvement at the beginning of the fourth quarter of 2021 as global crude oil trade volumes have begun to recover. The OPEC+ group has been increasing crude oil supply at a rate of 0.4 million barrels per day (or mb/d) per month since August 2021, and this has led to an increase in exports out of key load regions such as the Middle East and West Africa; however, as of October 2021, the OPEC+ group still had an estimated 4.6 mb/d of supply cuts in place. The unwinding of OPEC+ cuts is expected to continue in the coming months which, coupled with rising non-OPEC+ production, should result in an increase in global oil production of 2.7 mb/d between September 2021 and the end of 2021 according to the International Energy Agency (or IEA). Global oil demand is expected to increase over the winter, boosted by the ongoing energy supply crisis and record high prices of coal and natural gas, which has encouraged switching to oil for power generation. According to the IEA, oil demand could increase by more than 0.5 mb/d compared with normal winter conditions due to gas-to-oil switching, particularly if the northern hemisphere experiences a cold winter. The above factors, coupled with normal winter market seasonality, could lead to an improvement in crude spot tanker rates through the rest of the fourth quarter of 2021 and into early 2022.

Looking further ahead, the recovery in global oil demand is expected to continue in 2022 as increasing vaccination rates are anticipated to result in a higher level of global mobility. The IEA forecasts an increase in global oil demand of 3.3 mb/d in 2022, lifting oil demand above pre-COVID levels. However, some forecasters are more optimistic, with OPEC projecting an increase of 4.2 mb/d next year. With global oil inventories currently well below the 5-year average, more oil supply will be needed in order to meet growing demand. The OPEC+ group announced plans to continue unwinding its supply cuts at a rate of 0.4 mb/d per month next year until cuts are fully unwound by September 2022. In addition, non-OPEC+ supply is expected to increase by just under 2 mb/d next year. This includes higher production from the United States, Brazil, and Guyana, which are key load regions for mid-size tankers. Crude tanker demand is therefore expected to improve during 2022.

The outlook for tanker fleet supply continues to look positive. New tanker ordering ground to a virtual halt in the third quarter of 2021 with just 0.75 million deadweight tons (or mdwt) of new orders placed, which is the lowest quarterly total since the second quarter of 2009. Elevated newbuilding prices, which are currently the highest since 2009, are expected to limit newbuild orders in the near-term. The third quarter of 2021 also saw an increase in tanker scrapping with 4.7 mdwt removed, the highest quarterly scrapping total since the second quarter of 2018. A combination of low tanker ordering and higher scrapping bodes well for limiting the level of future fleet growth. The Company currently estimates approximately 2 percent tanker fleet growth in both 2021 and 2022, and minimal fleet growth in 2023, as scrapping is expected to largely offset new vessel deliveries.

In summary, the tanker market has seen a period of exceptionally low spot rates in 2021 to-date. However, the tanker market is experiencing an improvement at the start of the fourth quarter and increasing trade volumes, coupled with a potential oil demand boost due to the global energy crunch and seasonal weather delays, could support rates further over the winter months. Looking further ahead, tanker supply and demand fundamentals continue to trend in a positive direction, which should lead to higher tanker fleet utilization and improved tanker rates in the future.

Fleet and TCE Rates
As at September 30, 2021, we owned 49 double-hulled oil and product tankers and time chartered-in one Aframax tanker and one LR2 product tanker. We also owned a 50% interest in one VLCC, the results of which are included in equity (loss) income.

The following table highlights the operating performance of our time-charter vessels and spot vessels trading in RSAs, on voyage charters and in FSL, measured in net voyage revenue per revenue day, or TCE rates, before off-hire bunker expenses:

	Tanker Segment
	Three Months Ended September 30, 2021
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$59,651	$(45,790)	$309	$14,170	2,350	$6,029
Voyage-charter contracts - Aframax (4)	$28,618	$(20,421)	$(72)	$8,125	1,187	$6,845
Voyage-charter contracts - LR2 (4)	$18,810	$(13,811)	$1,034	$6,033	644	$9,358
Time-charter out contracts - Aframax	$6,097	$(143)	$(10)	$5,944	257	$23,216
Total	$113,176	$(80,165)	$1,261	$34,272	4,438	$7,723

(1)Excludes $1.7 million of revenues related to the U.S. portion of our STS support services operations, $0.7 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs and $0.3 million of bunker commissions earned.
(2)Includes $1.8 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses, which are excluded from Average TCE per Revenue Day.
(4)Includes $7.1 million of revenues and $5.3 million of voyage expenses related to our FSL operations, which includes $1.8 million of operating expenses referenced in note (2) above related to FSL operations.

	Tanker Segment
	Three Months Ended September 30, 2020
	Revenues (1)(5)	Voyage Expenses (2)(5)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$51,134	$(21,363)	$1,134	$30,905	1,388	$22,269
Voyage-charter contracts - Aframax (4)	$48,104	$(25,435)	$35	$22,704	1,534	$14,802
Voyage-charter contracts - LR2 (4)(5)	$25,070	$(12,650)	$40	$12,460	865	$14,400
Time-charter out contracts - Suezmax	$35,133	$(1,038)	$167	$34,262	831	$41,216
Time-charter out contracts - Aframax	$4,725	$(123)	$(5)	$4,597	184	$24,983
Time-charter out contracts - LR2	$2,322	$(126)	$68	$2,264	79	$28,638
Total	$166,488	$(60,735)	$1,439	$107,192	4,881	$21,959

(1)Excludes $1.1 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs, $0.8 million of revenues related to the US portion of our STS support services operations and $0.4 million of bunker commissions earned.
(2)Includes $3.5 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses, which are excluded from Average TCE per Revenue Day.
(4)Includes $18.5 million of revenues and $10.4 million of voyage expenses related to our FSL operations, which includes $3.5 million of operating expenses referenced in note (2) above related to FSL operations.
(5)Excludes $1.5 million of revenues and $0.5 million of voyage expenses related to a risk-sharing agreement that was entered into during the first quarter of 2019 for one time charter-in contract, which ended in the first quarter of 2021.

	Tanker Segment
	Nine Months Ended September 30, 2021
	Revenues (1)(5)	Voyage Expenses (2)(5)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$177,388	$(122,367)	$1,095	$56,116	6,462	$8,684
Voyage-charter contracts - Aframax (4)	$96,662	$(64,678)	$322	$32,306	3,638	$8,880
Voyage-charter contracts - LR2 (4)(5)	$58,949	$(38,220)	$1,412	$22,141	2,075	$10,669
Time-charter out contracts - Suezmax	$20,390	$(675)	$(220)	$19,495	436	$44,678
Time-charter out contracts - Aframax	$17,629	$(620)	$261	$17,270	752	$23,004
Time-charter out contracts - LR2	$3,428	$24	$(71)	$3,381	118	$28,534
Total	$374,446	$(226,536)	$2,799	$150,709	13,481	$11,180

(1)Excludes $3.8 million of revenues related to the U.S. portion of our STS support services operations, $2.4 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs and $1.1 million of bunker commissions earned.
(2)Includes $7.5 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses, which are excluded from Average TCE per Revenue Day.
(4)Includes $31.0 million of revenues and $21.5 million of voyage expenses related to our FSL operations, which includes $7.5 million of operating expenses referenced in note (2) above related to FSL operations.
(5)Excludes $0.3 million of revenues and $0.1 million of voyage expenses related to a risk-sharing agreement that was entered into during the first quarter of 2019 for one time charter-in contract, which ended in the first quarter of 2021.

	Tanker Segment
	Nine Months Ended September 30, 2020
	Revenues (1)(5)	Voyage Expenses (2)(5)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$302,839	$(101,175)	$2,644	$204,308	5,003	$40,836
Voyage-charter contracts - Aframax (4)(5)	$220,860	$(89,982)	$(591)	$130,287	4,889	$26,652
Voyage-charter contracts - LR2 (4)(5)	$119,344	$(49,510)	$1,434	$71,268	2,694	$26,456
Time-charter out contracts - Suezmax	$81,700	$(2,681)	$505	$79,524	2,078	$38,261
Time-charter out contracts - Aframax	$6,883	$(224)	$25	$6,684	275	$24,302
Time-charter out contracts - LR2	$4,150	$(176)	$95	$4,069	150	$27,137
Total	$735,776	$(243,748)	$4,112	$496,140	15,089	$32,881

(1)Excludes $4.3 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs, $3.0 million of revenues related to the U.S. portion of our STS support services operations, $1.4 million of bunker commissions earned and a $1.1 million reduction of taxes recoverable from one of our customers.
(2)Includes $9.9 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses and exit fees incurred during the second quarter of 2020 for vessels that left the RSAs without sufficient notice, which are excluded from Average TCE per Revenue Day.
(4)Includes $80.7 million of revenues and $38.8 million of voyage expenses related to our FSL operations, which includes $9.9 million of operating expenses referenced in note (2) above related to FSL operations.
(5)Excludes $8.2 million of revenues and $4.7 million of voyage expenses related to risk-sharing agreements that were entered into during the first quarter of 2019 for two time charter-in contracts, which ended in the first quarter of 2020 and first quarter of 2021.

Net Revenues. Net revenues were $37.6 million and $162.9 million for the three and nine months ended September 30, 2021, respectively, compared to $112.5 million and $513.1 million for the same periods in the prior year.
The decreases for the three and nine months ended September 30, 2021 compared to the same periods in 2020 were primarily the result of:

•decreases of $33.0 million and $209.2 million for the three and nine months ended September 30, 2021, respectively, due to lower overall average realized spot rates earned by our Suezmax tankers, Aframax tankers and LR2 product tankers;

•net decreases of $30.8 million and $69.4 million for the three and nine months ended September 30, 2021, respectively, primarily due to various vessels on time-charter out contracts earning lower fixed rates compared to the spot rates realized during the first half of 2020 and various vessels returning from time-charter out contracts earning lower spot rates during the first three quarters of 2021 compared to previous fixed rates;

•net decreases of $7.1 million and $37.4 million for the three and nine months ended September 30, 2021, respectively, primarily due to the sale of three Suezmax tankers during the first quarter of 2020 and the sale of three Aframax tankers during the first and third quarters of 2021, as well as the redeliveries of three Aframax and two LR2 in-chartered tankers to their owners during the first quarter of 2020, the fourth quarter of 2020 and the first quarter of 2021, partially offset by the addition of one LR2 in-chartered tanker that was delivered to us in the third quarter of 2021;

•decreases of $3.6 million and $18.0 million for the three and nine months ended September 30, 2021, respectively, due to lower net results from our FSL activities resulting from lower overall average FSL spot rates compared to the same periods in the prior year;

•decreases of $0.4 million and $2.1 million for the three and nine months ended September 30, 2021, respectively, due to lower revenue earned from our responsibilities in employing the vessels subject to the RSAs compared to the same periods in the prior year;

•a decrease of $11.5 million for the nine months ended September 30, 2021 due to more off-hire days and off-hire bunker expenses related to increased dry dockings and vessel repairs compared to the same periods in the prior year; and

•a decrease of $2.1 million for the nine months ended September 30, 2021 due to one fewer calendar day compared to the same period in the prior year.
Vessel Operating Expenses. Vessel operating expenses were $39.1 million and $125.3 million for the three and nine months ended September 30, 2021, respectively, compared to $46.3 million and $137.3 million for the same periods in the prior year. The decreases were primarily due to a net reduction of $3.0 million and $5.2 million for the three and nine months ended September 30, 2021, respectively, mainly due to the timing of repair and planned maintenance activities, lower expenditures for port expenses and ship management costs, as well as a reduction of $2.0 million and $5.7 million for the three and nine months ended September 30, 2021, respectively, due to the sale of six tankers during 2020 and 2021, and a net decrease of $1.8 million and $1.1 million for the three and nine months ended September 30, 2021, respectively, primarily due to lower crewing-related costs, with higher costs in the prior year related to disruptions resulting from the COVID-19 global pandemic.
Time-charter Hire Expenses. Time-charter hire expenses were $2.9 million and $8.6 million for the three and nine months ended September 30, 2021, respectively, compared to $9.1 million and $28.2 million for the same periods in the prior year. The decreases were primarily due to a reduction of $5.5 million and $17.0 million for the three and nine months ended September 30, 2021, respectively, related to the redeliveries of five chartered-in vessels during 2020 and 2021, partially offset by the delivery of one chartered-in vessel during the third quarter of 2021, and a decrease of $0.2 million and $2.0 million for the three and nine months ended September 30, 2021, respectively, due to the impairments of certain operating lease right-of-use assets related to chartered-in vessels.
Depreciation and Amortization. Depreciation and amortization expenses were $25.8 million and $79.4 million for the three and nine months ended September 30, 2021, respectively, compared to $30.0 million and $88.7 million for the same periods in the prior year. The decreases were primarily due to a reduction of $1.8 million and $4.5 million for the three and nine months ended September 30, 2021, respectively, due to the sale of three tankers during the first and third quarters of 2021, as well as a decrease of $2.8 million and $5.3 million for the three and nine months ended September 30, 2021, respectively, due to the impairments of 14 tankers during the second half of 2020 and first half of 2021.
Write-Down and Loss on Sale of Assets. The write-down and loss on sale of assets of $0.7 million and $88.1 million for the three and nine months ended September 30, 2021, respectively, were due to:

•the write-down of one Aframax tanker, which was held for sale, by $0.9 million to its estimated sales price during the three and nine months ended September 30, 2021;

•the sale of one Aframax tanker during the third quarter of 2021, which resulted in a gain on sale of $0.2 million during the three and nine months ended September 30, 2021, as well as a write-down of $1.7 million to its estimated sales price during the nine months ended September 30, 2021;

•the impairments recorded on three Suezmax tankers, three LR2 tankers and one Aframax tanker primarily due to a weaker near-term tanker market outlook and a reduction in certain charter rates, resulting from the current economic climate to which the COVID-19 global pandemic is a contributing factor, which resulted in a write-down of $85.0 million for the nine months ended September 30, 2021; and

•the impairment recorded on one of our operating lease right-of-use assets resulting from a decline in short-term time charter rates, which resulted in a write-down of $0.7 million during the nine months ended September 30, 2021.

The write-down and loss on sale of assets of $45.0 million and $48.2 million for the three and nine months ended September 30, 2020, respectively, were due to:

•the impairments recorded on five of our Aframax tankers primarily due to a decline in spot tanker rates, short-term time charter rates, and vessel values, resulting from the economic climate to which the COVID-19 global pandemic was a contributing factor, which resulted in a write-down of $43.5 million for the three and nine months ended September 30, 2020, respectively;

•the impairments recorded on our operating lease right-of-use assets resulting from a decline in short-term time charter rates, which resulted in a write-down of $1.4 million and $2.1 million for the three and nine months ended September 30, 2020, respectively; and

•the sale of three Suezmax tankers during the nine months ended September 30, 2020, which resulted in an aggregate net loss of $2.6 million.
Restructuring Charges. Restructuring charges of $1.4 million for the three and nine months ended September 30, 2020 were related to estimated severance costs resulting from organizational changes to our tanker services and operations, partially related to the sale of the non-US portion of our ship-to-ship support services business in April 2020.
Equity (Loss) Income. Equity loss was $0.9 million and $2.1 million for the three and nine months ended September 30, 2021, respectively, compared to equity income of $0.1 million and $5.2 million for the same periods in the prior year. The decrease for the three and nine months ended September 30, 2021 was primarily due to lower spot rates realized by our 50% ownership interest in a VLCC, which has been trading in a third-party managed VLCC pooling arrangement.

Ship-to-ship Transfer Segment
Our STS transfer segment consisted of our non-US lightering support services, as well as our LNG terminal management, consultancy, procurement and other related services, which was sold on April 30, 2020.

The following table presents the operating results for our STS transfer segment for the nine months ended September 30, 2021 and 2020.

	Nine Months Ended September 30,
(in thousands of U.S. Dollars, except percentage changes)	2021	2020	% Change
Revenues	—	6,992	(100.0)%
Vessel operating expenses	—	(5,940)	(100.0)%
Depreciation and amortization	—	(493)	(100.0)%
General and administrative expenses (1)	—	(627)	(100.0)%
Gain on sale of assets	—	3,081	(100.0)%
Income from operations	—	3,013	(100.0)%

(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources). See the discussion under "Other Operating Results" below.
Revenues, Vessel Operating Expenses, Depreciation and Amortization. Revenues, vessel operating expenses, and depreciation and amortization were $nil for the nine months ended September 30, 2021 due to the sale of the non-US portion of our STS support services business as well as our LNG terminal management business during the second quarter of 2020.
Gain on Sale of Assets. The gain on the sale of assets of $3.1 million for the nine months ended September 30, 2020 was due to the gain on the sale of the non-US portion of our STS support services business as well as our LNG terminal management business during the second quarter of 2020.

Other Operating Results

The following table compares our other operating results for the three and nine months ended September 30, 2021 and 2020:

	Three Months Ended		Nine Months Ended
(in thousands of U.S. Dollars)	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
General and administrative expenses	(10,542)	(9,887)	(34,245)	(28,957)
Interest expense	(8,583)	(12,553)	(27,950)	(41,180)
Interest income	29	337	88	1,160
Realized and unrealized loss on derivative instruments	(227)	(414)	(36)	(1,830)
Other (expense) income	(1,581)	(470)	(2,056)	1,613
Income tax recovery (expense)	674	(2,187)	2,222	11,747

General and Administrative Expenses. General and administrative expenses were $10.5 million and $34.2 million for the three and nine months ended September 30, 2021, respectively, compared to $9.9 million and $29.0 million for the same periods in the prior year. The increases were primarily due to higher information technology-related costs, as well as higher administrative, strategic management, and other fees incurred under our management agreement with Teekay primarily resulting from increased time spent providing these services during the three and nine months ended September 30, 2021 and unfavorable foreign currency exchange rate fluctuations.
Interest Expense. Interest expense was $8.6 million and $28.0 million for the three and nine months ended September 30, 2021, respectively, compared to $12.6 million and $41.2 million for the same periods in the prior year. The decreases were primarily due to lower interest associated with the debt refinancings completed during 2020, overall lower average LIBOR rates, the write-off of previously capitalized loan costs and non-capitalized loan costs associated with the debt refinancings in the prior periods, as well as lower interest associated with our finance lease obligations resulting from the repurchase of two Suezmax tankers and six Aframax tankers, previously under sale-leaseback arrangements, during the second and third quarters of 2021, respectively, and the sale of two Aframax tankers, previously under sale-leaseback arrangements, during the first quarter of 2021.
Interest Income. Interest income was $29.0 thousand and $0.1 million for the three and nine months ended September 30, 2021, respectively, compared to $0.3 million and $1.2 million for the same periods in the prior year. The decreases were primarily due to lower amounts of cash held in short-term investment accounts, with higher amounts held in the same periods in the prior year due to the uncertainty around the COVID-19 global pandemic, as well as lower interest rates.
Realized and Unrealized Loss on Derivative Instruments. Realized and unrealized loss on derivative instruments was $0.2 million and $36.0 thousand for the three and nine months ended September 30, 2021, respectively, compared to $0.4 million and $1.8 million for the same periods in the prior year.
In March 2020, we entered into a new interest rate swap with a notional amount of $50.0 million and a fixed rate of approximately 0.8%, which is scheduled to mature in December 2024. We incurred a realized loss of $0.1 million and $0.2 million for the three and nine months ended September 30, 2021, respectively, compared to a realized loss of $0.1 million and a realized gain of $0.6 million for the same periods in the prior year, primarily due to lower average LIBOR rates.
Primarily as a result of changes in the long-term forward LIBOR rates, we recognized an unrealized gain of $0.1 million and $0.8 million for the three and nine months ended September 30, 2021, compared to an unrealized gain of $0.1 million and an unrealized loss of $1.6 million for the same periods in the prior year under the interest rate swap agreements.
We use forward freight agreements (or FFAs) to increase or decrease our exposure to spot market rates, within defined limits. We incurred a realized loss of $0.4 million for the three and nine months ended September 30, 2021, compared to a realized loss of $0.2 million and $0.4 million for the same periods in the prior year and an unrealized gain of $0.1 million and unrealized loss of $0.2 million for the three and nine months ended September 30, 2021, respectively compared to an unrealized loss of $0.2 million and $0.3 million for the same periods in the prior year under the FFAs.
Other (Expense) Income. Other expense was $1.6 million and $2.1 million for the three and nine months ended September 30, 2021, respectively, compared to other (expense) income of $(0.5) million and $1.6 million for the same periods in the prior year. The fluctuations were primarily due to premiums paid in relation to the repurchase of the eight vessels, previously under sale-leaseback arrangements, in the second and third quarters of 2021, as well as the amortization of a previously deferred gain during the nine months ended September 30, 2020.
Income Tax Recovery (Expense). Income tax recovery was $0.7 million and $2.2 million for the three and nine months ended September 30, 2021, respectively, compared to income tax (expense) recovery of $(2.2) million and $11.7 million for the same periods in the prior year. The fluctuations were primarily due to a reversal of $15.2 million of freight tax liabilities during the nine months ended September 30, 2020 as the result of an agreement with a tax authority, which was based in part on an initiative of the tax authority in response to the COVID-19 global pandemic and included the waiver of interest and penalties on unpaid taxes, as well as changes in vessel trading activities, partially offset by higher recoveries related to the expiry of the statute of limitations in certain jurisdictions during the three and nine months ended September 30, 2021. For additional information, please read "Item 1 - Financial Statements: Note 10 - Income Tax Recovery (Expense)" of this report.

LIQUIDITY AND CAPITAL RESOURCES
Sources and Uses of Capital
We generate cash flows primarily from chartering out our vessels. We employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce potential downside risks. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus may impact our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. There can be other factors that override typical seasonality, such as was the case during the nine months ended September 30, 2021, when lower oil demand as a result of the COVID-19 global pandemic, a constrained oil supply resulting from production cuts, the return of ships from floating storage, and the delivery of newbuilding vessels to the world tanker fleet contributed to weak tanker rates. While exposure to the volatile spot market is the largest potential cause for changes in our net operating cash flow from period to period, variability in our net operating cash flow also reflects changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, the average number of vessels in service and vessel acquisitions or vessel dispositions, among other factors. The number of vessel dry dockings varies each period depending on vessel maintenance schedules.

Our other primary sources of cash are long-term bank borrowings and other debt, lease or equity financings, and to a lesser extent, the proceeds from the sales of our older vessels.

Our obligations related to finance leases are described in "Item 1 - Financial Statements: Note 7 - Operating Leases and Obligations Related to Finance Leases", our revolving credit facility and term loan are described in "Item 1 - Financial Statements: Note 6 - Long-Term Debt" and our working capital loan is described in "Item 1 - Financial Statements: Note 5 - Short-Term Debt" of this report. Our working capital loan requires us to maintain a minimum threshold of paid-in capital contribution and retained distributions of participants in the RSAs. Our revolving credit facility and term loan contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. Our revolving credit facility, term loan and obligations related to finance leases require us to maintain financial covenants, which are described in further detail in Notes 6 and 7 of our unaudited interim consolidated financial statements. If we do not meet these financial covenants, the lender may declare our obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at September 30, 2021, we were in compliance with all covenants under our revolving credit facility, term loan, working capital loan and obligations related to finance leases. Our revolving credit facility, term loan, working capital loan and obligations related to certain finance leases require us to make interest payments based on LIBOR plus a margin. Significant increases in interest rates could adversely affect our results of operations and our ability to service our debt. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. Our current interest rate swap position is described in further detail in "Item 1 - Financial Statements: Note 8 – Derivative Instruments" of this report.

Our primary uses of cash include the payment of operating expenses, the payments of time-charter hire, dry-docking and capital expenditures, debt servicing costs, scheduled repayments of long-term debt, scheduled repayments of our obligations related to finance leases, as well as funding our other working capital requirements. In addition, we use cash to acquire new or second-hand vessels to grow the size of our fleet. The timing of the acquisition of vessels depends on a number of factors, including newbuilding prices, second-hand vessel values, the age, condition and size of our existing fleet, the commercial outlook for our vessels and other considerations. As such, vessel acquisition activity may vary significantly from year to year.
Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

	Nine Months Ended September 30,
	2021	2020
(in thousands of U.S. Dollars)	$	$
Net cash flow (used for) provided by operating activities	(84,107)	347,811
Net cash flow provided by (used for) financing activities	16,288	(397,267)
Net cash flow provided by investing activities	31,007	81,661

Net Operating Cash Flow
Net cash flow (used for) provided by operating activities primarily reflects fluctuations as a result of changes in realized TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, the average number of vessels in service and vessel dispositions. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates.

Net cash flow provided by operating activities decreased by $431.9 million for the nine months ended September 30, 2021 compared to the same period in 2020. This decrease was primarily due to:

•a decrease of $320.3 million in cash inflows primarily due to lower operating earnings resulting from lower average realized spot tanker rates, certain vessels on time-charter out contracts earning lower rates than spot rates realized during the first half of 2020, certain vessels returning from time-charter out contracts earning lower spot rates during the first three quarters of 2021 compared to previous fixed rates, more off-hire days and off-hire bunker expenses, the sale of six vessels during 2020 and 2021 and the redeliveries of five chartered-in vessels during 2020 and early 2021;

•a decrease of $97.7 million due to an increase in cash outflows related to changes in net working capital; and

•a decrease of $13.9 million due to an increase in cash outflows related to expenditures for dry-docking activities during the nine months ended September 30, 2021.

Net Financing Cash Flow
Net cash flow used for financing activities decreased by $413.6 million for the nine months ended September 30, 2021 compared to the same period in 2020. The decrease was primarily due to:

•a decrease of $480.7 million in cash outflows due to a net decrease in prepayments and repayments on our revolving credit facility and term loans during the nine months ended September 30, 2021; and

•a decrease of $40.0 million in cash outflows due to a decrease in net repayments on our working capital facility during the nine months ended September 30, 2021;

partially offset by:

•a net increase of $107.1 million in cash outflows primarily due to the repurchase of two Suezmax tankers and six Aframax tankers, previously under sale-leaseback arrangements, during the second and third quarters of 2021, partially offset by an increase in cash inflows resulting from the sale-leaseback transaction completed in September 2021 relating to two Suezmax tankers and two Aframax tankers, as well as a decrease in scheduled repayments on our finance lease obligations during the nine months ended September 30, 2021.

Net Investing Cash Flow
Net cash flow provided by investing activities decreased by $50.7 million for the nine months ended September 30, 2021 compared to the same period in 2020. The decrease was primarily due to:

•a decrease of $41.2 million in cash inflows resulting from the proceeds received from the sale of the three Aframax tankers during the nine months ended September 30, 2021 compared to proceeds received from the sale of the three Suezmax tankers and the sale of the non-US portion of our STS support services business as well as our LNG terminal management business during the nine months ended September 30, 2020;

•an increase of $6.3 million in cash outflows due to higher capital expenditures for the fleet during the nine months ended September 30, 2021; and

•a decrease of $3.2 million in cash inflows due to lower loan repayments from our joint venture during the nine months ended September 30, 2021.

Liquidity
Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities, and capital raised through financing transactions. Our cash management policies have a primary objectives of minimizing both the probability of loss and return volatility as well as ensuring securities purchased can be sold readily and efficiently. A further objective is ensuring an appropriate return. The nature and extent of amounts that can be borrowed under our revolving credit facility and working capital loan is described in "Item 1 - Financial Statements: Note 6 - Long-Term Debt" and in "Item 1 - Financial Statements: Note 5 - Short-Term Debt."

Our total consolidated liquidity, including cash, cash equivalents and undrawn credit facilities, was $140.0 million as at September 30, 2021, compared to $372.6 million as at December 31, 2020. Following the completion of the $68.9 million sale-leaseback financing transaction in November 2021 as described in "Item 1 - Financial Statements: Note 19 – Subsequent Events" of this report, our total consolidated pro forma liquidity was $208.9 million as at September 30, 2021. The decrease during the nine months ended September 30, 2021 was primarily a result of a $185.5 million payment for the repurchase of two Suezmax tankers and six Aframax tankers that were previously under sale-leaseback arrangements, $84.1 million of net operating cash outflow, a $47.2 million decrease in the borrowing capacity of our revolving credit facility as a result of a scheduled amortization, $21.2 million of repayments and prepayments of non-revolving long-term debt and obligations related to finance leases, and $15.2 million of capital upgrades for vessels and equipment, partially offset by a $72.1 million sale-leaseback transaction completed, $44.7 million received from the sale of three Aframax tankers and a $2.2 million increase in the borrowing capacity of our working capital facility, which size will fluctuate from period to period based on changes in outstanding working capital balances.

As at September 30, 2021, we had a working capital surplus of $37.6 million, compared to a working capital surplus of $48.3 million as at December 31, 2020. The change in working capital balance was primarily due to an increase in our short-term debt and current portion of long-term debt balances resulting from draw downs on our working capital and revolving credit facilities during the period, with repayments due in the 12 months following September 30, 2021, a decrease in our assets held for sale balance due to the sale of two Aframax tankers during the first quarter of 2021, as well as net operating cash outflow, partially offset by a decrease in our current portion of finance lease liabilities due to the repurchase of two Suezmax tankers during the second quarter of 2021, for which purchase options were declared in November 2020.

The following table summarizes our contractual obligations as at September 30, 2021 that relate to the 12-month period following such date and those in subsequent periods. Due to the capital-intensive industry in which we operate and our significant reliance on long-term borrowing, the timing of capital expenditure commitments and the timing of the repayment of debt obligations is important in assessing our ability to generate and obtain adequate amounts of cash to meet our requirements. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, existing cash and cash equivalents, undrawn short-term and long-term borrowings, including the expected renewal of the Company's short-term working capital facility in May 2022 and the liquidity generated from the completion of the sale-leaseback of four vessels in November 2021 as described in "Item 1 - Financial Statements: Note 19 – Subsequent Events" of this report, which we believe will be sufficient to meet our existing liquidity needs for at least the 12-month period following September 30, 2021. Subsequent to September 30, 2022, our term loan is scheduled to mature in August 2023 and our revolving credit facility is scheduled to mature in December 2024. As noted in the table below, the amounts that will come due on maturity related to these two credit facilities will be $33.7 million in 2023 and $148.2 million in 2024. The extent to which we repay and/or refinance these facilities will depend upon, among other things, the estimated market value of our vessels, our overall financial condition and liquidity position, the condition of credit markets, and the tanker market outlook. In addition, as vessels in our fleet continue to age, we may acquire new or second-hand vessels to renew the fleet, which we expect would require new financing arrangements, including bank borrowings and potentially the issuance of debt and equity securities. As at September 30, 2021, we did not have any capital commitments related to the acquisition of new or second-hand vessels.

(in millions of U.S. Dollars)	Total	12 Months Following September 30, 2021	Remainder of 2022	2023	2024	2025	Beyond 2025
U.S. Dollar-Denominated Obligations
Scheduled repayments of revolving facility, term loan and other debt	200.4	34.6	39.0	73.7	53.1	—	—
Repayments at maturity of revolving facility, term loan and other debt	181.9	—	—	33.7	148.2	—	—
Scheduled repayments of obligations related to finance leases (1)	234.5	20.2	5.2	21.1	22.0	22.9	143.1
Chartered-in vessels (operating leases) (2)(3)	86.3	22.8	7.2	18.2	6.8	6.8	24.5
Total	703.1	77.6	51.4	146.7	230.1	29.7	167.6

(1)In November 2021, we completed a $68.9 million sale-leaseback financing transaction relating to four Aframax tankers. Giving effect to this, the scheduled repayments of obligations related to finance leases are $27.8 million (12 months following September 30, 2021), $7.0 million (remainder of 2022), $28.1 million (2023), $29.0 million (2024), $30.0 million (2025) and $181.5 million (beyond 2025).
(2)Includes two Aframax tankers, one of which is expected to be delivered to us in mid-November 2021, under a 24-month time charter-in contract, and one of which is expected to be delivered to us in late-2022 to commence a seven-year time charter-in contract.
(3)Excludes payments required if we exercise options to extend the terms of in-chartered leases signed as of September 30, 2021. If we exercise all options to extend the terms of signed in-chartered leases, we would expect total payments of $22.8 million (12 months following September 30, 2021), $7.7 million (remainder of 2022), $30.6 million (2023), $24.2 million (2024), $6.8 million (2025) and $47.9 million (beyond 2025).

In addition to the volatility in our net operating cash flow from our exposure to the spot tanker market, changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, the number of vessels in service and vessel acquisitions or vessel dispositions, other risks and uncertainties related to our liquidity include changes to income tax legislation or the resolution of uncertain tax positions relating to freight tax liabilities as outlined in "Item 1 – Financial Statements: Note 10 – Income Tax Recovery (Expense)," which could have a significant financial impact on our business, which we cannot predict with certainty at this time. In addition, as at September 30, 2021, the High-Q joint venture had a loan outstanding with a financial institution with a balance of $29.1 million, and we guarantee 50% of the outstanding loan balance. Finally, passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long-term, lead to reduced demand for oil and reduced demand for our services.
CRITICAL ACCOUNTING ESTIMATES
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in "Item 5 – Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2020. The following contains those sections of our critical accounting estimates that have been updated for significant developments up to September 30, 2021:

Vessel Lives and Impairment

The following contains an update from our Annual Report on Form 20-F for the year ended December 31, 2020 for significant developments up to September 30, 2021 to our critical accounting estimates with respect to Vessel Lives and Impairment for vessels where undiscounted cash flows are marginally greater than the carrying values. The table below presents the aggregate market values and carrying values of our vessels that we have determined have a market value that is less than their carrying value and which have estimated future undiscounted cash flows that are only marginally greater than their respective carrying values as of September 30, 2021. While the market values of these vessels are below their carrying values, no impairment has been recognized on any of these vessels in the nine months ended September 30, 2021 as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values and GAAP does not allow an impairment to be recognized under this circumstance. We consider the vessels reflected in the following table to be at a higher risk of future impairment as compared to other vessels in our fleet:

Aframax, Suezmax and Product Tankers (in thousands of U.S. dollars, except number of vessels)	# Vessels	Market Values (1)	Carrying Values
Tankers	9	194,600	308,353
(1)Market values are determined using reference to second-hand market comparables. Since vessel values can be volatile, our estimates of market value shown above may not be indicative of either the current or future prices we could obtain if we sold any of the vessels.
Our estimates of future undiscounted cash flows used to determine whether a vessel's carrying value is recoverable involve assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values, the probability of the vessel being sold and the remaining estimated life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Such market rates for the first three years are based on prevailing market 3-year time-charter rates and thereafter, a 10-year historical average of actual spot charter rates earned by our vessels, adjusted to exclude years which management has determined as outliers. We consider as outliers those years that have been impacted by rare events or circumstances that have distorted the historical 10-year trailing average to such a degree that this average is not representative of what a reasonable outlook would be if we don’t exclude such years. We have identified such events in the current 10-year historical period as at December 31, 2020, which has resulted in the exclusion of the three years from 2011 to 2013 from our averages. Our estimated charter rates are discounted for the years when the vessel age is 15 years and older, as compared to the estimated charter rates for years when the vessel is younger than 15 years. Such discounts reflect expectations of lower utilization and higher fuel consumption for older vessels.

Our estimates of vessel utilization, including estimated off-hire time, are based on historical experience. Our estimates of operating expenses and dry-docking expenditures are based on historical operating and dry-docking costs as well as our expectations of future inflation, operating and maintenance requirements, and our vessel maintenance strategy. Vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate per tonne. The probability of the vessel being sold is based on our current plans and expectations. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in the calculations of depreciation.

In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, including estimated revenue under existing contract terms, on-going operating costs and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more judgment and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts, the probability and timing of vessels being sold and vessel residual values, due to their volatility. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter rates or vessel values, will be accurate.

Our estimates of future cash flows are more sensitive to changes in certain assumptions, such as future charter rates. For example, for those nine vessels in the table above where the undiscounted cash flows are marginally greater than the carrying values, if at September 30, 2021, the 3-year time-charter rates were reduced by 10%, one vessel would have been impaired, resulting in an impairment of $16.3 million. If at September 30, 2021, the 10-year historical average of actual spot charter rates earned by our vessels, adjusted to exclude years which management has determined as outliers, was reduced by either 5% or 10%, three or five, respectively of the nine vessels would have been impaired, resulting in an impairment of $49.6 million or $72.9 million, respectively. For additional information about our impairment policies, please read "Item 5 – Operating and Financial Review and Prospects - Critical Accounting Estimates - Vessel Lives and Impairment" in our Annual Report on Form 20-F for the year ended December 31, 2020.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three and nine months ended September 30, 2021 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the oil and tanker markets and the volatility of such markets;
•forecasts of worldwide tanker fleet growth or contraction and newbuilding tanker deliveries and vessel scrapping;
•estimated changes in global oil demand and supply, including the impact on oil demand of record high prices of coal and natural gas and potential increases in global mobility due to increasing vaccination rates;
•future tanker rates, OPEC+ oil production or oil supply cuts and floating storage demand;
•the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks;
•timing of and our expectations regarding vessel acquisitions, tanker contracts, sale-leaseback transactions and delivery of newbuildings;
•our expectations regarding the effects of the COVID-19 global pandemic on our industry and business, including our liquidity and the potential effect on typical seasonal variations in tanker rates;
•impact of changes in charter rates on potential future vessel impairments;
•our liquidity needs for the upcoming 12 months, including anticipated funds and sources of financing for liquidity and capital expenditure needs, and the sufficiency of cash flows and other sources of liquidity;
•our expectations regarding the covenants in our financing agreements, including the potential effects of financial covenants or restrictions;
•our expectations regarding, and our accounting estimates and the level of expected changes in our provisions for uncertain tax positions relating to freight taxes in the next 12 months;
•the legal merits of the claim for breakage cost reimbursements that was filed against us; and
•expected interest payments on our contractual obligations and the impact on our payment obligations if we exercise options to extend in-chartered leases.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements, which involve risks and uncertainties. Important factors that could cause actual results to differ materially include, but are not limited to: spot tanker market rate fluctuations; changes in vessel values; changes in price, the production of or demand for oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or lower than expected levels of tanker scrapping; OPEC+ production and supply levels; the duration and extent of the coronavirus outbreak and governmental measures implemented in response to the outbreak, and any resulting effects on the markets in which we operate; the impact of the coronavirus outbreak on our ability to maintain safe and efficient operations; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations, including those that may further regulate greenhouse gas emissions; the potential for early termination of charter contracts and our potential inability to renew or replace charter contracts; competitive factors in the markets in which we operate; loss of any customer, time-charter or vessel; our potential inability to meet our liquidity needs; our future capital expenditure requirements; changes in interest rates and the capital markets; changes in our costs, such as the cost of crews, dry-docking expenses and associated off-hire days; dry-docking delays; geopolitical tensions; our exposure to foreign currency exchange rate fluctuations; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2020. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
September 30, 2021
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
None.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3 - Key Information - Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2020, which could materially affect our business, financial condition or results of operations and the price and value of our securities.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3 – Defaults Upon Senior Securities
None.
Item 4 – Mine Safety Disclosures
N/A.
Item 5 – Other Information
N/A.
Item 6 – Exhibits
N/A.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.
REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-194404) FILED WITH THE SEC ON MARCH 7, 2014.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-223824) FILED WITH THE SEC ON MARCH 21, 2018.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date:	November 10, 2021	By:	/s/ Stewart Andrade
Stewart Andrade Chief Financial Officer (Principal Financial and Accounting Officer)